September 11, 2024

Scott Lindquist
Executive Vice President and Chief Financial Officer
CNA Financial Corporation
151 N. Franklin
Chicago, IL 60606

        Re: CNA Financial Corporation
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-05823
Dear Scott Lindquist:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance